     L I D J I & D O R E Y
                    attorneys • a professional corporation
December 22, 2005
Via Edgar and Telecopy (202.772.9368)
Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Lancer Corporation (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed November 10, 2005
Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and
Subsequent Exchange Act Reports
File No. 1-9998
Dear Ms. Long:
     This letter is in response to the comments of the Securities and Exchange Commission (the “Commission”) contained in its letter of December 21, 2005, to Christopher D. Hughes, the Company’s Chief Executive Officer. On behalf of the Company, we submit the following responses to your comment letter. Each of your comments has been retyped below and is followed by our response.
Reasons for the Merger, page 26
1.	Refer to the last paragraph on page 29. Explain briefly the meaning of part 13 of the Texas Business Corporation Act from which the board of directors resolved to exempt the transactions covered by the merger agreement.

Response: A brief explanation of Part 13 of the Texas Business Corporation Act has been added to the last paragraph on page 23 before the heading “Recommendation of the Company’s Board of Directors” immediately following the reference to Part 13. A revised page 23 marked to show all changes is attached to this letter.
Change of Control Payments Under Existing Employment Agreements, page 40
2.	Refer to prior comment 15. As requested previously, clarify whether Messrs. Christopher D. Hughes and Mark L. Freitas will receive the benefits of these agreements as a result of the merger transaction. We note the last bullet point on page 41 of the supplemental materials provided in response to prior comment 7.

Response: The Company will have no obligation to pay either Mr. Freitas or Mr. Hughes any severance payments as a result of the merger transaction. However, severance payments will be due if and only if after the merger (a) the executive terminates his employment for good reason
500 N. Akard    Suite 3500    Dallas, Texas 75201
214.774.1200   f 214.774.1212   lidjidorey.com

Securities and Exchange Commission
December 22, 2005

(e.g., relocation outside of the San Antonio, Texas metropolitan area or a substantial diminution in base salary) or (b) the executive is terminated by the Company without cause. The Company has revised page 34 of the proxy statement as indicated on the attached marked page 34 to clarify the circumstances under which the Company will be required to make the severance payments to Messrs. Freitas and Hughes and has removed any reference to the term “double trigger.” With respect to the last bullet point on page 41 of the supplemental materials the Company provided the Commission in response to prior comment 7, the reference to the “double trigger” after a change of control was simply Houlihan Lokey Financial Advisors’ colloquial reference to the circumstances described above under which the Company will be required to pay the severance to Messrs. Freitas and Hughes.

3.	Disclosure in the last paragraph on page 40 states that if following a change of control the executive is terminated for good reason or without cause, the executive is entitled to severance benefits. The phrase “Upon the occurrence of the foregoing double trigger” is inexact if the occurrence of either alternative suffices to receive the benefits. Please advise or revise.

Response: As noted in response to comment number two above, the Company has revised page 34 of the proxy statement as indicated on the attached marked page 34 to clarify the circumstances under which the Company will be required to make the severance payments to Messrs. Freitas and Hughes.
     Attached are the proposed revisions to the Company’s proxy statement based on the Commission’s comments. In addition, we have updated the Company’s disclosure under the heading “Litigation Relating to the Merger” on page 35 to reflect the occurrence of a certain event since the Company filed its revised preliminary proxy statement on December 13, 2005.
     We respectfully request that in light of the limited extent of the Commission’s remaining comments and the changes to the Schedule 14A occasioned by those comments, the Commission review the attached marked pages and advise us whether the Commission has any further comments. If there are no further comments, the Company would like to include the attached revisions in the definitive Schedule 14A the Company plans to file with the Commission and mail to stockholders on December 23, 2005. Please call me at 214.774.1200 if you have any questions. Otherwise, I will call you later this morning to discuss the foregoing.

Securities and Exchange Commission
December 22, 2005

           Respectfully submitted,

cc:	Christopher D. Hughes
Wayne Bradley
Rick Lacher
Brian M. Lidji

CERTIFICATE
OF
LANCER CORPORATION
     The undersigned, being the Chief Executive Officer of Lancer Corporation (“Lancer” or the “Company”), does hereby certify as follows:
     1. Lancer is responsible for the adequacy and accuracy of the disclosures in the filings;
     2. The Company’s comments or changes to the disclosures in response to the Commission’s comments do not foreclose the Commission from taking any action on the filings; and
     3. Lancer may not assert the Commission’s comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.
     IN WITNESS WHEREOF, the undersigned has executed this certificate as of this 22nd day of December, 2005.

LANCER CORPORATION
By:	/s/ Christopher D. Hughes
Christopher D. Hughes, Chief Executive Officer

After taking into account all of the factors set forth above, as well as others, our board of directors unanimously agreed that the benefits of the merger outweighed the risks and that the transactions contemplated by the merger agreement, including the merger, are advisable, fair to and in the best interests of us and our stockholders. Our board of directors has unanimously approved the merger agreement and the merger and recommends that our stockholders vote to adopt the merger agreement at the special meeting.
The foregoing discussion is not intended to be exhaustive, but we believe it addresses the material information and factors considered by the Lancer board of directors in its consideration of the merger. In view of the number and variety of factors and the amount of information considered, our board of directors did not find it practicable to quantify or otherwise assign, and did not make specific assessments of, relative weights to, the specific factors considered in reaching its determination. In addition, our board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of our board of directors may have given different weights to different factors.
After deliberation and consideration of various issues related to the proposed merger, our board of directors determined it to be in our best interest and the best interest of our stockholders to enter into the merger agreement and consummate the merger on the terms and conditions set forth in the merger agreement. Our board of directors resolved unanimously to approve and adopt the merger agreement and the other transactions contemplated by the merger agreement, and declared the merger advisable to our stockholders. Our board of directors also resolved to approve the stockholder voting agreement between Hoshizaki and our directors owning approximately 39% of our common stock, and to exempt the transactions contemplated by the merger agreement and the stockholder voting agreement from the meaning of Part 13 of the Texas Business Corporation Act. Part 13 of the Texas Business Corporation Act restricts a buyer from merging with a public company if it acquires 15% or more of a public company’s stock without first obtaining the approval of the public company’s board of directors. Because the voting and support agreement could be interpreted as an “acquisition” of Lancer stock by Hoshizaki under Part 13, approval of the voting and support agreement under Part 13 was advisable to present that agreement from inadvertently restricting or delaying Hoshizaki’s ability to consummate the merger if it were approved by Lancer’s shareholders. Part 13 of the Texas Business Corporation Act restricts a buyer from merging with a public company if it acquires 15% or more of a public company’s stock without first obtaining the approval of the public company’s board of directors. Because the voting and support agreement could be interpreted as an “acquisition” if Lancer stock by Hoshizaki under Part 13, approval of the voting and support agreement under Part 13 was advisable to prevent that agreement from inadvertently restricting or delaying Hoshizaki’s ability to consummate the merger if it were approved by the stockholders of Lancer.

The following table sets forth the amount of cash each of our executive officers and directors will receive for shares of our common stock and options to purchase our common held by such individual:

		Shares	Share	Options	Option	Total Cash
Name	Position	Owned	Value	Owned	Value	Value
Alfred A. Schroeder	Director & Employee	1,214,126	$26,710,772	37,500	$435,750	$27,146,522
George F. Schroeder	Director & Employee	1,349,819	$29,696,018	37,500	$435,750	$30,131,768
Norborne P. Cole	Director	5,000	$110,000	20,450	$250,970	$360,970
Brian C. Flynn, Jr.	Director	58,300	$1,282,600	40,000	$424,000	$1,706,600
James F. Gallivan, Jr.	Director	570,780	$12,557,160	10,000	$106,000	$12,663,160
Olivia F. Kirtley	Director	174,200	$3,832,400	25,450	$303,970	$4,136,370
Richard C. Osborne	Director	10,000	$220,000	20,450	$250,970	$470,970
Harold R. Schmitz	Director	332,000	$7,304,000	10,000	$106,000	$7,410,000
Christopher D. Hughes	Chief Executive Officer	11,265	$247,830	90,000	$1,203,250	$1,451,080
Mark L. Freitas	Chief Financial Officer	2,017	$44,374	24,000	$312,509	$356,883
Stonewall J. Fisher	General Counsel	25,749	$566,478	0	$0	$566,478
Change of Control Payments Under Existing Employment Agreements
In September 2004, we entered into employment agreements with Christopher D. Hughes, our Chief Executive Officer, and Mark L. Freitas, our Chief Financial Officer, that provide for certain severance benefits if following a change of control such as the proposed merger, either (a) the executive terminates his employment for good reason (e.g., relocation outside of the San Antonio, Texas metropolitan area or a substantial diminution in base salary) or (b) the executive is terminated by the Company without cause. The severance benefits provided in their respective agreements are $165,000 in the case of Mr. Freitas and $375,000 in the case of Mr. Hughes plus, on a pro rata basis, any bonus earned and declared by Lancer for the calendar year during which the termination event shall have occurred. At Lancer’s option, the severance payments can be made in one lump sum or over 12 months in the case of Mr. Freitas and 18 months in the case of Mr. Hughes.
Option Agreements with Change of Control Provisions
Our 1996 and 2002 stock option plans provide that upon a change in control of Lancer, all unvested portions of then outstanding options immediately vest. The pending merger would constitute a change of control under our stock option plans.
Stock Ownership
Many of our officers and directors beneficially own shares of common stock. For a further description of these stock holdings, see “Security Ownership of Certain Beneficial Owners and Management,” beginning on page 55.

Indemnification, Insurance and Employee Benefits
The merger agreement provides for director and officer indemnification and insurance, and for the continuation of certain employee benefits. We describe these provisions in “The Merger Agreement-Indemnification and Insurance” and “The Merger Agreement-Employee Benefits.”
New Employment Arrangements Following the Merger
George Schroeder and Jud Schroeder, each of whom are currently employed in the non-executive officer positions of co-founders of Lancer, entered into an employment agreement, dated as of October 18, 2005, with Hoshizaki pursuant to which each agreed to a three year employment and non-compete agreement at their current base salary of $250,000 per year plus current benefits. The employment agreements will not become effective until the consummation of the merger. Under the terms of their new employment agreements with the surviving corporation, George Schroeder will be employed as the Founder in Charge of Integration, and Jud Schroeder will be employed as the Founder in Charge of Research and Development, with the duties and responsibilities specifically assigned to each of them from time to time by the President of the surviving corporation. In the event their employment is terminated by either party for any reason, except for the termination by Hoshizaki or its assigns upon a conviction of a felony, the annual payments must continue through the end of the non-compete period. In addition, Jud Schroeder’s agreement contains a provision regarding the sharing between himself and Hoshizaki, following the merger, of certain technology of the Company relating to a syrup bag delivery system, the patent application for which was denied by the United States Patent and Trademark Office. That provision splits equally the ownership of the affected technology and the costs of pursuing the technology between Mr. Jud Schroeder and Hoshizaki.
Delisting and Deregistration of Our Common Stock
If the merger is completed, our common stock will be delisted from the AMEX and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Lancer will no longer file periodic reports with the Securities and Exchange Commission.
Litigation Relating to the Merger
As of the date of this proxy statement, we are unaware of any lawsuits filed against us or our board of directors in connection with the merger. However, on December 20, 2005, the Company received a one paragraph letter by telecopy from a lawyer demanding that the Company terminate its efforts to consummate the merger with Hoshizaki and pursue the offer proposed by Strategic Buyer One as disclosed above on page 19. The demand letter does not state the demand is on behalf of any shareholder of Lancer.
Material U.S. Federal Income Tax Consequences
The following is a discussion of material U.S. federal income tax consequences of the merger to holders of our common stock. We base this summary on the provisions of the Code, applicable current and proposed U.S. Treasury Regulations, judicial authority, and administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis.
For purposes of this discussion, we use the term “U.S. holder” to mean:
•	a citizen or individual resident of the U.S. for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any state or the District of Columbia;

•	a trust if it (1) is subject to the primary supervision of a court within the U.S. and one or more

•	the excess of $22.00 over the exercise price per share of common stock subject to such option.
The following table sets forth the amount of cash each of our executive officers and directors will receive for shares of our common stock and options to purchase our common held by such individual:

		Shares	Share	Options	Option	Total Cash
Name	Position	Owned	Value	Owned	Value	Value
Alfred A. Schroeder	Director & Employee	1,214,126	$26,710,772	37,500	$435,750	$27,146,522
George F. Schroeder	Director & Employee	1,349,819	$29,696,018	37,500	$435,750	$30,131,768
Norborne P. Cole	Director	5,000	$110,000	20,450	$250,970	$360,970
Brian C. Flynn, Jr.	Director	58,300	$1,282,600	40,000	$424,000	$1,706,600
James F. Gallivan, Jr.	Director	570,780	$12,557,160	10,000	$106,000	$12,663,160
Olivia F. Kirtley	Director	174,200	$3,832,400	25,450	$303,970	$4,136,370
Richard C. Osborne	Director	10,000	$220,000	20,450	$250,970	$470,970
Harold R. Schmitz	Director	332,000	$7,304,000	10,000	$106,000	$7,410,000
Christopher D. Hughes	Chief Executive Officer	11,265	$247,830	90,000	$1,203,250	$1,451,080
Mark L. Freitas	Chief Financial Officer	2,017	$44,374	24,000	$312,509	$356,883
Stonewall J. Fisher	General Counsel	25,749	$566,478	0	$0	$566,478
Change of Control Payments Under Existing Employment Agreements
In September 2004, we entered into employment agreements with Christopher D. Hughes, our Chief Executive Officer, and Mark L. Freitas, our Chief Financial Officer, that provide for certain severance benefits if following a change of control, such as the proposed merger, either (a) the executive terminates his employment for good reason (e.g., relocation outside of the San Antonio, Texas metropolitan area or a substantial diminution in base salary) or (b) the executive is terminated by the Company without cause. The severance benefits provided in their respective agreements are $165,000 in the case of Mr. Freitas and $375,000 in the case of Mr. Hughes plus, on a pro rata basis, any bonus earned and declared by Lancer for the calendar year during which the termination event shall have occurred. At Lancer’s option, the severance payments can be made in one lump sum or over 12 months in the case of Mr. Freitas and 18 months in the case of Mr. Hughes. The obligation to potentially pay the severance benefits to Messrs. Freitas and Hughes upon the terms described above will survive for a period of three years after the consummation of the merger.
Option Agreements with Change of Control Provisions
Our 1996 and 2002 stock option plans provide that upon a change in control of Lancer, all unvested portions of then outstanding options immediately vest. The pending merger would constitute a change of control under our stock option plans.
Stock Ownership
Many of our officers and directors beneficially own shares of common stock. For a further description of these stock holdings, see “Security Ownership of Certain Beneficial Owners and Management,” beginning on page 55.

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